

SembCorp
Industries

03 APR 16 AM 7:21

Rule 12g3-2(b) File No. 825109

1 April 2003



03050071

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
APR 24 2003
THOMSON
FINANCIAL

Linda Hoon (Ms)
Group Company Secretary

Enclosure

30 Hill Street #05-04 Singapore 179360

MASNET No. 27 OF 02.04.2003
Announcement No. 44

SEMBCORP INDUSTRIES LTD

SembEnviro and Tay Paper in Strategic Alliance

SembCorp Industries wishes to announce that its wholly owned subsidiary SembCorp Environmental Management (SembEnviro) has entered into a strategic alliance with Tay Paper Resources, a local paper recycling company, to regionalise its paper recycling operations. As part of this alliance, SembEnviro will take a 60 per cent stake in Tay Paper for S$4.68 million.

The price consideration is computed using the discounted cashflow method based on projected future cashflows from operations and is arrived at on a willing-buyer-willing-seller basis. The last unaudited net tangible asset value of Tay Paper as of December 31, 2002 is S$4 million.

Tay Paper is primarily engaged in the collection, procurement, processing and trading of waste paper. To reflect the strategic alliance, Tay Paper will be renamed SembEnviro Tay Paper.

The transaction is funded internally and is not expected to have a significant financial impact on SembCorp Industries' earnings per share and net tangible asset per share for the current financial year.

By Order of the Board

Linda Hoon Siew Kin
Group Company Secretary

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 02/04/2003 to the SGX